

Mark Morrisson · 3rd

Business leader – 30+ years building businesses with passion, supporting both entrepreneurs and investors

Bend, Oregon · 453 connections · **Contact info**

Self Employed

 **The University of Queensland**

Experience

Board Member/Advisor/Investor
Self Employed
Mar 2013 – Present · 7 yrs 2 mos
Bend, Oregon



Senior Director Corporate Investment
Jabil
Feb 2011 – Nov 2012 · 1 yr 10 mos



CEO/Managing Director
Universal Biosensors
Jul 2005 – Sep 2010 · 5 yrs 3 mos

Investment Manager
CM Capital Investments
Jan 2001 – Jun 2005 · 4 yrs 6 mos

General Manager

Sun Country Raft Tours
1997 – 2001 · 4 yrs

Show 1 more experience ⌄

Education



The University of Queensland
BSc (Hons), Biochemistry, Microbiology

Licenses & Certifications



Online Marketing Foundations
LinkedIn
Issued Aug 2019 · No Expiration Date

See credential

Skills & Endorsements

Start-ups · 37

 Endorsed by **Steven Westberg, MBA CPA and 1 other who is highly skilled at this**

 Endorsed by **5 of Mark's colleagues at U** **Biosensors**

Medical Devices · 31

 Endorsed by **Marc Fine and 1 other who is highly skilled at this**

 Endorsed by **4 of Mark's colleagues at U** **Biosensors**

Business Strategy · 18

Steven Westberg, MBA CPA and 17 connections have given endorsements for this skill

Show more ⌄



